

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 19, 2006

Ms. Janet F. Clark
Senior Vice President and Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056-2723

   Re: **Marathon Oil Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 6, 2006
     Supplemental Response filed on June 2, 2006
     File No. 001-05153

Dear Ms. Clark:

   We have reviewed your supplemental response and Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please confirm that you sent a copy of the cover letter dated June 2, 2006, requesting confidential treatment pursuant to Rule 83 under the Freedom of Information Act, to the Office of Freedom of Information.

2. We note from public media reports that you may have negotiated an extended agreement for oil and gas exploration in Syria, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to sanctions

administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control. We note that the paragraph carrying over from page six to seven of your Form 10-K describes negotiations with Syria and a possible settlement under which you would have the right to sell all or a significant portion of your Syrian oil interests to a third party. Please describe your operations in, and ties to, Syria, and discuss their materiality to you in light of Syria's status as a state sponsor of terrorism. Advise us whether you will retain any Syrian interests or contacts in the event you sell a significant portion of your Syrian oil interests to a third party. Please also discuss whether your Syrian interests constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, Syria, including through subsidiaries, affiliates, foreign distributors, joint ventures and other direct and indirect arrangements.

3.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced legislative actions directed toward companies operating in Syria.

Form 10-K as of December 31, 2005

Financial Statements

Note 1, Summary of Principal Accounting Policies, page F-8

Asset retirement obligations, page F-12

4.   In your response to comment 1 of our letter dated May 2, 2006, you state recognized asset retirement obligations for natural gas productions operations offshore Equatorial Guinea have not been recognized because you are not

responsible for the retirement of these facilities under the terms of your agreements. Please identify and describe the provisions in these agreements that place the obligations to retire these facilities with a third party. Tell us what your responsibility would be if an event requiring certain reclamation activities of such operations were to occur in between the periods covered under the contract. In addition, you state the facilities for the production of hydrocarbons are the property of the state by law. Tell us if the 1981 Equatorial Guinea Hydrocarbon Law specifically indemnifies you of any responsibility to retire the related production facilities or if the State has explicitly stated you are not responsible for such future obligations.

5.   We note your response to comment 2 of our letter dated May 2, 2006, states asset retirement obligations for the removal of materials and equipment and the closure of certain refinery, pipeline and marketing assets have not been recorded under the guidance of FIN 47 due to indeterminate settlement dates. Tell us what consideration you have given to accruing for the obligation to maintain these facilities and replace component parts at regular intervals under FIN 47.

Engineering Comments

6.   We note your response three with regard to the petroleum engineering audit process. Please amend your document to include the description of the procedures performed by your internal and external engineering auditors. Address the number of properties for which independent estimates were made in each of the prior three years and the annual aggregate agreement between your estimates for these properties and those of the independent auditor. Include whether you attained the stated goal of an outside audit of 80% of your properties every three years.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director